April 24, 2018

VIA EMAIL AND EDGAR

Lisa Kohl

Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission Washington, D.C. 20549

Mail Stop 3561

Re:	Blockchain Industries, Inc. (the "Company")
Request for Withdrawal of Registration Statement on Form 10-12G (File No. 000- 51126)

Dear Ms. Kohl:

The Company hereby requests that the Company's Registration Statement on Form 10-12G referenced above and all related documents and filings, identified by accession number 0001683168-18-000519 (the "Registration Statement"), be withdrawn effective as of the date hereof or at the earliest practicable date hereafter but prior to April 27, 2018. The Registration Statement was initially filed on February 27, 2018. The Company has decided not to proceed with the Registration Statement at this time; provided the Company reserves the right to file a registration statement on Form 10 in the future.

The Company makes this request in order to prevent the Registration Statement from going effective in accordance with the provisions of Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, which would cause the Registration Statement to become effective automatically 60 days after the initial filing date.

We would appreciate your notifying the undersigned of consent to this request with a copy to the Company's special outside counsel Barbara Polsky at bpolsky@manatt.com. If you have questions or comments, please contact Barbara Polsky at 310.312.4139.

Very truly yours,

/s/ Patrick Moynihan
Patrick Moynihan
Chief Executive Officer

Cc: Barbara Polsky, Esq.

PM:an